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REGISTERED FOREIGN LAWYER
Z. JULIE GAO (CALIFORNIA)

September 7, 2018

Mr. John Reynolds

Mr. Jonathan Burr

Ms. Brigitte Lippmann

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	111, Inc.
Registration Statement on Form F-1 (Registration No. 333-226849)
Response to the Comment Letter Dated September 5, 2018

Dear Mr. Reynolds, Mr. Burr and Ms. Lippmann:

On behalf of our client, 111, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 5, 2018.  Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Staff’s comment is repeated below in bold and is followed by the Company’s response.  We have included page references in the Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed on August 29, 2018, as well as two copies of the filed exhibits.

The Company will file the joint acceleration requests today to request that the Staff declare the effectiveness of the Registration Statement on September 11, 2018. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

General

1.              We note your disclosure that certain existing shareholders have indicated an interest to purchase up to 1,333,333 ADSs in the offering. We also note your disclosure that such shareholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

The Company respectfully advises the Staff that because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of the potential purchasers, and any of the potential purchasers could determine to purchase more, fewer or no ADSs in this offering. According to the latest information available to the Company, an existing shareholder and its affiliates have updated their indications of interest to purchase an aggregate of up to US$30.0 million worth of the ADSs being offered in this offering.  To the Company’s knowledge, the Company believes that this shareholder and its affiliates will not purchase more than the indicated amount.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the preliminary prospectus contained in the Registration Statement and on pages 11, 54, 162 and 193 of the Registration Statement to include the updated aggregate amount of ADSs up to which the existing shareholder and its affiliates have indicated interests to purchase in this offering, and added the relevant disclosure of the potential impact on the public investors to the risk factor beginning on page 54 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at (+852) 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Julie Gao
Z. Julie Gao

cc:                                Gang Yu, Executive Chairman, 111, Inc.
Junling Liu, Chairman and Chief Executive Officer, 111, Inc.

Weihao Xu, Chief Financial Officer, 111, Inc.

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Yan Chen, Partner, Freshfields Bruckhaus Deringer LLP

Valerie Ford Jacob, Partner, Freshfields Bruckhaus Deringer US LLP